CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

April 16, 2008

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS CONTRACTS VTEM SURVEY OVER NICKEL PROPERTIES, MANITOBA

Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to announce that it has signed an agreement with Geotech Ltd. and Walcott Geoscience to provide a VTEM survey over the Company’s Wine Nickel and Grand Nickel properties in Manitoba.

The Wine Nickel property is located approximately 60 kms south east of Flin Flon, Manitoba and 12 kms north of VMS Ventures Ltd. discovery near Manitoba Highway 39.

On July 19, 2007, the Company reported assays from DDH Rad 07-01 for 66.8 feet from 182.6 to 249.4 feet at -49◦ as follows: - 1.30% Ni, 2.27% Cu, 0.319 g/t Au, 0.132 g/t Pt, 0.270 g/t Pd, with a subsequent assay September 18, 2008, of 0.05% cobalt.  The true width is estimated to be 43.6 feet with an apparent plunge to the south east.

On November 1, 2007, the Company reported the acquisition of the Grand Nickel property located in the Thompson Nickel Belt, approximately 40 kms north west of Grand Rapids, Manitoba, and 90 kms south west of the Minago Nickel deposit of Victory Nickel Inc.  A diamond drill hole (GR-2-83), drilled by others in 1983, intersected over 600 feet of ultramatic rocks with significant values including 0.48% Ni over 8 feet and 0.45% Ni over an additional 10 feet (true width unknown).

In the last several years new geophysical techniques, including the VTEM Survey, have emerged for accurately probing deeper mineralization.  The impact for exploration from the technology is very exciting, with a number of new discoveries resulting.

Mr. Peter Walcott, P.Eng., is the qualified person on this project for the purposes of National Instrument 43-101.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212  Email: info@creamminerals.com

or

Caterina Cerquiera

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.